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17018017

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Mail Processing Section
SEP 18 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Trump Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RMS

TRUMP SECURITIES, LLC AND SUBSIDIARIES

Index
June 30, 2017

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Trump Securities, LLC for the year ended June 30, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

General Securities Principal

Title

Subscribed and sworn
to before me



JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018

TRUMP SECURITIES, LLC AND SUBSIDIARIES

Index
June 30, 2017



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Trump Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Trump Securities, LLC and its subsidiaries (the "Company") as of June 30, 2017, and the related notes to the consolidated financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
September 11, 2017

TRUMP SECURITIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
June 30, 2017

ASSETS	
Cash	$ 368,159
Fees receivable	603,124
Prepaid and other assets	38,731
TOTAL ASSETS	$ 1,010,014
LIABILITIES AND EQUITY	
Liabilities	
Subordinated liabilities	$ 604,013
Accounts payable, accrued expenses and other liabilities	20,064
Due to affiliates	1,700
Total liabilities	625,777
Equity	
Members' equity	376,049
Non-controlling interest in consolidated entity	8,188
Total equity	384,237
TOTAL LIABILITIES AND EQUITY	$ 1,010,014

1. Nature of operations

The consolidated financial statements include the accounts of Trump Securities, LLC ("Trump") and its subsidiary Clydesdale Securities LLC ("CS") (collectively, the "Company"). Trump and CS are broker-dealers registered with the Securities and Exchange Commission ("SEC") and are members of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related advisory and investment banking activities.

2. Summary of significant accounting policies

Basis of Presentation

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of consolidation

All material intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered. Underwriting revenue is recognized when the fees are earned and collectible.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a provision for federal income taxes. The Company is subject to the New York City Unincorporated Business Tax and California LLC filing fee. The Company is on a calendar year for tax reporting purposes.

At June 30, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Fees Receivable

Fees receivable are stated at cost less an allowance for doubtful accounts, and represent commissions management expects to collect based on each private placement contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2017, there was no allowance for doubtful accounts.

2 Summary of significant accounting policies (continued)

Subordinated Liabilities

Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. At June 30, 2017, Trump owed $604,013 of subordinated liabilities to salespersons.

3. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company's net capital was $330,474 which was $325,474 in excess of its computed minimum requirement of $5,000.

4. Rule 15c3-3

The Company does not hold customer funds or securities; therefore, it has no obligation under SEC Rule 15c3-3 to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Income Taxes

The tax provision for the fiscal year ended June 30, 2017 was composed of New York City Unincorporated Business Tax of $16,404 and California Business Tax of $11,790.

6. Concentrations

Cash

The Company maintains its cash balance in one financial institution. Management does not believe that there is any risk with respect to its cash.

Major revenue producers

During the year ended June 30, 2017, approximately $9,472,000 or 63% of the Company's revenues were generated by two separate groups of registered representatives of which one group accounted for 50% of the total revenues. As of June 30, 2017, $562,500 had not been collected and is reflected in fees receivable on the statement of financial condition.

7. Related Party Transaction

Integrated Management Solutions USA LLC ("IMS"), is an affiliate under common control that provides office space and other expenses to the Company.

8. Members' Equity

There are three classes of members who share in the net income derived from business opportunities that they are instrumental in referring to Trump.